Exhibit 99.24

CONSENT OF D. VALLIERES

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report entitled “Technical Report on the Quimsacocha Gold Project, Azuay Province, Ecuador (February 2009)” (the “Quimsacocha Report”); (2) the technical report dated February 27, 2009 entitled “National Instrument 43-101 Technical Report for Westwood Project, Québec Canada” (the “Westwood Report”); (3) the technical report dated June 17, 2011 entitled “Technical Report on Expansion Options at the Niobec Mine, Québec, Canada, prepared for IAMGOLD Corp.” (the “Niobec Report”); and (4) the annual information form of the Corporation dated March 23, 2012 which includes reference to my name in connection with information relating to the Quimsacocha, Westwood and Niobec Reports and the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-175246) dated July 14, 2011.

Date: March 23, 2012

/s/ Daniel Vallieres, Eng.
Name: Daniel Vallieres, Eng. Title: Manager, Underground Projects